FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED JUN 11 2002 WASHINGTON DC 154 SECTION

Ameriquest Mortgage Securities Inc.
Exact Name of Registrant as Specified in Charter

0001102913
Registrant CIK Number

Form 8-K, for **June 7, 2002, Series 2002-2**

333-94443

Name of Person Filing the Document
(If Other than the Registrant)

02038247

PROCESSED
JUN 14 2002
THOMSON
FINANCIAL

[TPW: NYLEGAL:54628.1] 16882-00120 03/21/02 01:44pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 7, 2002

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities, Inc.

AMERIQUEST MORTGAGE COMPANY

$496,250,000 *(Approximate)*

Floating Rate Mortgage Pass-Through Certificates Series 2002-2

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Deutsche Bank	Banc of America Securities

May 20, 2002

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The analysis in this report is based on information provided by Ameriquest Mortgage Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

TERM SHEET DATED May 20, 2002

Ameriquest Mortgage Securities, Inc.
Floating Rate Mortgage Pass-Through Certificates, Series 2002-2
$496,250,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Stated Final Maturity	Expected Ratings S&P/Moody's
AF-1	46,700,000	Fxd	1.00	7/02 – 2/04	24	30/360	Feb 2004	June 2019	AAA / Aaa
AF-2	20,300,000	Fxd	2.00	2/04 – 10/04	24	30/360	Oct 2004	June 2022	AAA / Aaa
AF-3	26,600,000	Fxd	3.00	10/04 – 7/06	24	30/360	July 2006	Sept 2025	AAA / Aaa
AF-4	15,000,000	Fxd	5.01	7/06 – 8/08	24	30/360	Aug 2008	July 2027	AAA / Aaa
AF-5	19,000,000	Fxd	7.59	8/08 – 3/10	24	30/360	Mar 2010	August 2032	AAA / Aaa
AF-6	17,400,000	NAS - Fxd	6.67	11/05 – 3/10	24	30/360	Mar 2010	August 2032	AAA / Aaa
AV	272,500,000	Float	2.39	7/02 – 3/10	0	Act/360	Mar 2010	August 2032	AAA / Aaa
S*	50,000,000	IO - Fxd	n/a	n/a	24	30/360	Dec 2004	Dec 2004	AAA / Aaa
M-1	27,500,000	Float	5.23	9/05 – 3/10	0	Act/360	Mar 2010	August 2032	AA / Aa2
M-2	27,500,000	Float	5.20	7/05 – 3/10	0	Act/360	Mar 2010	August 2032	A / A2
M-3	17,500,000	Float	5.17	7/05 – 3/10	0	Act/360	Mar 2010	August 2032	BBB / Baa2
M-4	6,250,000	Float	4.54	7/05 – 6/09	0	Act/360	June 2009	August 2032	BBB- / Baa3
Total	**$496,250,000**								

*Class S Notional Schedule

*The notional amount of Class S is equal to the lesser of (i) the sum of the aggregate principal balance of the Mortgage Loans plus the remaining amount in the Pre-Funding Account and (ii) the following schedule:

Month	Coupon	Class S Notional Amount
1-10	6.50%	$50,000,000
11-20	4.50%	$50,000,000
21-30	2.50%	$50,000,000
31 and thereafter	0.00%	$0.00

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 22% CPR over 12 months
Adjustable-Rate Mortgage Loans	28% CPR

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

Transaction Overview

Offered Securities:	Approximately $145,000,000 senior fixed-rate Certificates ("Class AF Certificates"), approximately $272,500,000 senior floating-rate Certificates ("Class AV Certificates" and collectively with the Class AF Certificates, the "Class A Certificates"), approximately $50,000,000 notional amount senior interest only certificates ("Class S Certificates") and approximately $78,750,000 mezzanine floating rate Certificates ("Class M Certificates"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans ("Group I Mortgage Loans) and the Class AV Certificates are backed by adjustable-rate first lien mortgage loans (Group II Mortgage Loans"). The Class M Certificates and the Class S Certificates are both supported by all of the mortgage loans. The Class S Certificates are based on a notional balance equal to, prior to any Distribution Date up to and including December 2004, the lesser of (i) $50,000,000 and (ii) the sum of the aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, and unscheduled collections of principal during the related Prepayment Period) plus the remaining amount in the Pre-Funding Account.
Collateral:	As of the Cut-Off Date, the Mortgage Loans will consist of approximately2,795 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans (the "Initial Mortgage Loans") with LTVs at origination not in excess of 95.00%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $391,507,773.52 as of the Cut-off Date. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 1,018 fixed-rate Initial Mortgage Loans totaling $136,679,815.84 and the Group II Mortgage Loans will represent approximately 1,777 adjustable-rate Initial Mortgage Loans totaling $254,827,957.68. In addition, on the Closing Date, the Depositor will deposit approximately $108,492,226.48 in the Pre-Funding Account.
Maximum Collateral Amount:	The aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the Pre-Funding Amount on the Closing Date.
Pre-Funding Account:	The amount on deposit in the Pre-Funding Account will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate Mortgage Loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including August 10, 2002 (the "Funding Period"). Any amounts remaining in the Pre-Funding Account after August 10, 2002 will be distributed on the next distribution date to the holders of the Class AF and Class AV Certificates, as applicable.
Depositor:	Ameriquest Mortgage Securities, Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	U.S. Bank National Association
Trust Administrator:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Deutsche Bank Securities Inc. and Banc of America Securities LLC
Co-Manager:	Credit Suisse First Boston
Cut-off Date:	June 1, 2002
Expected Pricing:	Week of May 20, 2002
Expected Closing Date:	On or about June 7, 2002

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

Transaction Overview (Cont.)

Record Date:	For the Class AV Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class S Certificates and Class AF Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July 2002.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from May 11th up to and including July 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Administrative Fees:	The Servicing Fee calculated at the Servicing Rate of 0.50% per annum, and the Trustee/Trust Administrator Fee calculated at the Trustee/Trust Administrator Fee Rate of 0.005% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer or the NIMs Insurer, if any, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the sum of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount on deposit in the Pre-Funding Account as of the Closing Date
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will not be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. *Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that* such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Credit Enhancement:

1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: The Overcollateralization Target Amount will be fully funded on the Closing Date and is anticipated to be 0.75% of the Maximum Collateral Amount. If, due to losses, the amount of OC is reduced below 0.75%, Excess Interest, if any, will be applied to first pay Class A principal and then Class M principal, in order to maintain the required level of OC.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in July 2005 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 33.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class or classes subordinate thereto by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Initial Enhancement Percentage

Class	(Moody's / S&P)	Percent
A	Aaa / AAA	16.50%
M-1	Aa2 / AA	11.00%
M-2	A2 / A	5.50%
M-3	Baa2 / BBB	2.00%
M-4	Baa3 / BBB-	0.75%

Net WAC Cap: Class S Certificates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee/Trust Administrator Fee Rate and (b) the Servicing Fee Rate (the "Expense Adjusted Net Mortgage Rate").

Class A Certificates and Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates minus the pass-through rate for the Class S Certificates immediately prior to such Distribution Date multiplied by a fraction, the numerator of which is the notional balance of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding principal balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Pre-Funding Account (exclusive of investment income), with the rate on the Class AV Certificates and the Class M Certificates adjusted based on the actual number of days elapsed in the related Interest Accrual Period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Basis Risk Shortfall:	Because the Group II Mortgage Loans are based on 6 month LIBOR, but with delayed first adjustments, and the pass-through rates on the Class AV Certificates and Class M Certificates are based on one month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if 6 month LIBOR and 1 month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryforward Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trust Administrator or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Account after giving effect to any purchase of Subsequent Mortgage Loans; (v) with respect to each Distribution Date during and immediately following the end of the Funding Period, any amounts required to be withdrawn from the Interest Coverage Account; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. *Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that* such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Step-down Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Step-down Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 33.00% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on any Distribution Date to the Class AF Certificates and the Class AV Certificates on a *pro rata* basis based on the Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AF Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of either class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Class AF Certificates, all principal distributions due to the Class AF Certificates from the Class A Principal Distribution Amount will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage of all principal distributions due to the Class AF Certificates from the Class A Principal Distribution Amount, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero; sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	Percentage
July 2002 through June 2005	0%
July 2005 through June 2007	45%
July 2007 through June 2008	80%
July 2008 through June 2009	100%
July 2009 and thereafter	300%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Lockout Certificate Percentage

For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the aggregate Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date (if a Trigger Event has not occurred) unless the Class AF and Class AV Certificates are reduced to zero. Thereafter (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 22.00% Credit Enhancement Percentage (2x the original Class M-1 Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches an 11.00% Credit Enhancement Percentage (2x the original Class M-2 Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 4.00% Credit Enhancement Percentage (2x the original Class M-3 Credit Enhancement Percentage), and then on the Class M-4 Certificates until it reaches a 1.50% Credit Enhancement Percentage (2x the original Class M-4 Credit Enhancement Percentage). Notwithstanding the foregoing, if the Class A Certificates have been reduced to zero prior to the Distribution Date in July 2005, then on that Distribution Date on which the Class A Certificates are reduced to zero, and on no other Distribution Date, payments of principal will be made on the Class M Certificates sequentially (M-1, M-2, M-3 and M-4 based on their respective principal distribution amounts) until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up:

After the Optional Termination Date, the coupon on the Class AF-5 and ClassAF-6 Certificates will increase by 0.50%, the margin on the Class AV Certificates will increase by 2.0x its initial margin and the margins on the Class M Certificates will increase by 1.5x their respective initial margins, subject to the Net WAC Cap.

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 14.85%.

Cumulative Loss Test:

The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related collection period divided by the Maximum Collateral Amount exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
July 2005 through June 2006	2.75%
July 2006 through June 2007	4.00%
July 2007 through June 2008	5.25%
July 2008 through June 2009	5.75%
July 2009 and thereafter	6.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates and the Class S Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class M Certificates, sequentially, in each case until the Certificate Principal Balance of such class is reduced to zero.
2. To pay principal on the Class A Certificates, pro rata, based on the Class A Principal Allocation Percentage, until the Certificate Principal Balances of such classes have been reduced to zero, then principal to the Class M Certificates sequentially, in each case until the Certificate Principal Balance of such class is reduced to zero.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates in accordance with the Pooling and Servicing Agreement.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryforward Amount on the Class AV and Class M Certificates in the same order of priority as described in 2 above.
6. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page [3750].

ERISA: The offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: After the Funding period the AAA and AA rated Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings: It is a condition to the issuance of the Class A Certificates and the Class S Certificates that they receive ratings of "AAA" if rated by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") and "Aaa" if rated by Moody's Investors Service, Inc. ("Moody's"), that the Class M-1 Certificates receive a rating of "AA" if rated by S&P and "Aa2" if rated by Moody's, that the M-2 Certificates receive a rating of at least "A" if rated by S&P and "A2" if rated by Moody's, that the Class M-3 Certificates receive a rating of at least "BBB" if rated by S&P and "Baa2" if rated by Moody's and that the Class M-4 Certificates receive a rating of at least "BBB-" if rated by S&P and "Baa3" if rated by Moody's..

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. *Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that* such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the June 1, 2002 Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,795		
Aggregate Current Principal Balance:	$391,507,773.52		$49,563.61 - $499,839.21
Average Current Principal Balance:	$140,074.34		
Aggregate Original Principal Balance:	$391,948,264.00		$50,000.00 - $500,000.00
Average Original Principal Balance:	$140,231.94		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	9.123%		6.50% - 14.50%
Wtd. Avg. Original Term (months):	344		180 – 360 months
Wtd. Avg. Remaining Term (months):	343		172 – 360 months
Margin (ARM Loans Only):	6.433%		5.50% - 7.13%
Maximum Interest Rate (ARM Loans Only):	15.492%		12.50% - 20.50%
Minimum Interest Rate (ARM Loans Only):	9.492%		6.50% - 14.50%
Wtd. Avg. Original LTV:	78.64%		17.22% - 90.34%
Wtd. Avg. Borrower FICO:	625		500 – 810
Geographic Distribution (Top 5):	CA	19.35%	
	NY	10.00%	
	FL	5.82%	
	MN	5.79%	
	TX	5.77%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,018	136,679,815.84	34.91
2 year Fixed/Adjustable Rate	1,777	254,827,957.68	65.09
Total:	**2,795**	**391,507,773.52**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	76	3,800,000.00	0.97
50,000.01 - 100,000.00	1,074	78,462,034.00	20.02
100,000.01 - 150,000.00	747	91,269,547.00	23.29
150,000.01 - 200,000.00	393	67,891,483.00	17.32
200,000.01 - 250,000.00	196	43,140,422.00	11.01
250,000.01 - 300,000.00	111	30,736,458.00	7.84
300,000.01 - 350,000.00	73	23,678,599.00	6.04
350,000.01 - 400,000.00	52	19,661,600.00	5.02
400,000.01 - 450,000.00	33	14,059,850.00	3.59
450,000.01 - 500,000.00	40	19,248,271.00	4.91
Total:	**2,795**	**391,948,264.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,000.00- 50,000.00	81	4,044,561.45	1.03
50,000.01 - 100,000.00	1,078	79,018,331.16	20.18
100,000.01 - 150,000.00	739	90,423,831.07	23.10
150,000.01 - 200,000.00	400	69,275,346.32	17.69
200,000.01 - 250,000.00	188	41,491,657.46	10.60
250,000.01 - 300,000.00	112	31,000,326.35	7.92
300,000.01 - 350,000.00	72	23,337,644.92	5.96
350,000.01 - 400,000.00	52	19,641,451.42	5.02
400,000.01 - 450,000.00	33	14,047,622.00	3.59
450,000.01 - 500,000.00	40	19,227,001.37	4.91
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	197	17,813,419.35	4.55
181 – 240	199	24,514,976.08	6.26
301 – 360	2,399	349,179,378.09	89.19
Total:	**2,795**	**391,507,773.52**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	82	14,734,057.86	3.76
7.000 - 7.499	17	2,789,906.86	0.71
7.500 - 7.999	469	77,829,528.73	19.88
8.000 - 8.499	285	41,960,869.73	10.72
8.500 - 8.999	535	80,321,410.22	20.52
9.000 - 9.499	168	24,314,754.88	6.21
9.500 - 9.999	462	61,109,739.93	15.61
10.000 – 10.499	170	19,610,193.24	5.01
10.500 - 10.999	269	30,256,448.24	7.73
11.000 - 11.499	90	10,210,516.86	2.61
11.500 - 11.999	130	15,612,086.22	3.99
12.000 - 12.499	39	3,859,320.64	0.99
12.500 - 12.999	49	6,141,082.20	1.57
13.000 - 13.499	13	1,154,819.42	0.29
13.500 - 13.999	15	1,454,712.78	0.37
14.000 - 14.499	1	54,590.93	0.01
14.500 - 14.999	1	93,734.78	0.02
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	20	1,477,807.39	0.38
30.01 - 35.00	16	1,330,830.57	0.34
35.01 - 40.00	18	1,794,373.76	0.46
40.01 - 45.00	23	3,151,058.02	0.80
45.01 - 50.00	52	5,392,293.07	1.38
50.01 - 55.00	57	7,705,898.90	1.97
55.01 - 60.00	94	11,786,324.91	3.01
60.01 - 65.00	141	16,661,058.04	4.26
65.01 - 70.00	211	28,179,896.12	7.20
70.01 - 75.00	383	48,503,373.65	12.39
75.01 - 80.00	528	76,134,949.27	19.45
80.01 - 85.00	545	80,338,500.81	20.52
85.01 - 90.00	706	108,972,028.05	27.83
90.01 - 95.00	1	79,380.96	0.02
Total:	**2,795**	**391,507,773.52**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	6	309,046.11	0.08
500 – 519	88	10,171,214.66	2.60
520 – 539	194	23,801,591.03	6.08
540 – 559	313	42,582,232.45	10.88
560 – 579	322	42,674,922.71	10.90
580 – 599	270	39,772,336.43	10.16
600 – 619	183	23,876,943.47	6.10
620 – 639	258	36,636,285.49	9.36
640 – 659	324	44,681,372.82	11.41
660 – 679	269	38,562,069.94	9.85
680 – 699	261	39,568,032.27	10.11
700 – 719	130	20,599,308.62	5.26
720 - 739	87	13,858,248.37	3.54
740 - 759	46	7,612,769.57	1.94
760 - 779	29	4,552,100.30	1.16
780 - 799	11	1,802,849.87	0.46
800 >=	4	446,449.41	0.11
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	359	75,761,637.56	19.35
New York	202	39,140,351.78	10.00
Florida	198	22,799,462.45	5.82
Minnesota	168	22,683,331.82	5.79
Texas	225	22,602,115.38	5.77
New Jersey	126	22,530,586.66	5.75
Illinois	154	22,190,030.80	5.67
Massachusetts	105	19,658,796.03	5.02
Michigan	151	16,202,347.35	4.14
Pennsylvania	129	12,607,254.12	3.22
Ohio	105	11,016,066.64	2.81
Connecticut	78	9,782,512.66	2.50
Colorado	57	9,377,305.25	2.40
Maryland	49	7,697,167.49	1.97
Washington	54	7,656,199.79	1.96
Iowa	84	7,510,451.74	1.92
Alabama	66	6,070,603.04	1.55
Indiana	55	5,748,466.97	1.47
Rhode Island	43	5,649,880.76	1.44
Arizona	41	5,297,840.51	1.35
Missouri	48	5,297,490.07	1.35
Georgia	47	4,751,296.87	1.21
Hawaii	21	4,554,312.78	1.16
Maine	24	2,734,335.56	0.70
Louisiana	32	2,585,019.89	0.66
Kansas	23	2,326,527.92	0.59
Nebraska	20	2,002,332.60	0.51
Nevada	9	1,730,373.75	0.44
New Hampshire	11	1,676,834.89	0.43
Kentucky	16	1,521,232.32	0.39
South Carolina	9	1,480,158.73	0.38
New Mexico	12	1,320,809.62	0.34
Mississippi	13	981,161.08	0.25
Oregon	7	915,365.06	0.23
Utah	9	882,381.56	0.23
Delaware	8	855,649.43	0.22
Oklahoma	8	772,043.31	0.20
Tennessee	8	752,373.85	0.19
Alaska	3	539,925.03	0.14
Arkansas	7	513,418.83	0.13
Wisconsin	1	419,770.58	0.11
Vermont	4	358,449.84	0.09
Idaho	2	265,575.31	0.07
Wyoming	3	220,257.60	0.06
Montana	1	68,268.24	0.02
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	2,619	372,797,722.87	95.22
Non-Owner Occupied	158	16,228,060.43	4.15
Second Home	18	2,481,990.22	0.63
Total:	**2,795**	**391,507,773.52**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,905	253,404,140.61	64.73
Stated Documentation	561	78,625,342.00	20.08
Fast Trac	329	59,478,290.91	15.19
Total:	**2,795**	**391,507,773.52**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	1,798	236,284,652.57	60.35
Refinance – Debt Consolidation No Cash Out (2)	976	152,608,995.49	38.98
Purchase	21	2,614,125.46	0.67
Total:	**2,795**	**391,507,773.52**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% or less of the original principal balance of the related loan.

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	1,276	189,584,483.30	48.42
AA	699	100,058,566.93	25.56
A	263	34,591,710.17	8.84
B	381	46,538,683.18	11.89
C	165	19,724,893.76	5.04
D	11	1,009,436.18	0.26
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	2,343	322,858,214.19	82.47
PUD	161	28,533,774.68	7.29
2-4 Family	136	21,232,752.31	5.42
Condo	90	12,202,512.37	3.12
Manu. Housing / Mobile	30	2,533,886.71	0.65
Single Family Attached	21	2,430,159.92	0.62
Attached PUD	14	1,716,473.34	0.44
Total:	**2,795**	**391,507,773.52**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	686	103,642,494.52	26.47
12	129	22,777,316.92	5.82
36	1,673	221,725,506.04	56.63
42	30	4,085,956.03	1.04
60	277	39,276,500.01	10.03
Total:	**2,795**	**391,507,773.52**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	2,795	391,507,773.52	100.00
Total:	**2,795**	**391,507,773.52**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	2,615	320,727,597.68	81.92
Non-conforming	180	70,780,175.84	18.08
Total:	**2,795**	**391,507,773.52**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the June 1, 2002 Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,777		
Aggregate Current Principal Balance:	$254,827,957.68		$49,845.64 - $499,839.21
Average Current Principal Balance:	$143,403.47		
Aggregate Original Principal Balance:	$255,081,832.00		$50,000.00 - $500,000.00
Average Original Principal Balance:	$143,546.33		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	9.492		6.50% - 14.50%
Wtd. Avg. Original Term (months):	352		180 – 360 months
Wtd. Avg. Remaining Term (months):	351		175 – 360 months
Margin (ARM Loans Only):	6.433%		5.50% - 7.13%
Maximum Interest Rate (ARM Loans Only):	15.492%		12.50% - 20.50%
Minimum Interest Rate (ARM Loans Only):	9.492%		6.50% - 14.50%
Wtd. Avg. Original LTV:	78.19%		18.33% - 90.00%
Wtd. Avg. Borrower FICO:	598		500 – 803
Geographic Distribution (Top 5):	CA	16.47%	
	NJ	7.93%	
	IL	7.67%	
	NY	7.03%	
	MN	5.81%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	38	1,900,000.00	0.74
50,000.01 - 100,000.00	667	49,219,788.00	19.3
100,000.01 - 150,000.00	489	59,407,851.00	23.29
150,000.01 - 200,000.00	251	42,997,220.00	16.86
200,000.01 - 250,000.00	120	26,234,654.00	10.28
250,000.01 - 300,000.00	68	18,887,548.00	7.40
300,000.01 - 350,000.00	50	16,407,349.00	6.43
350,000.01 - 400,000.00	37	13,936,700.00	5.46
400,000.01 - 450,000.00	26	11,161,950.00	4.38
450,000.01 - 500,000.00	31	14,928,772.00	5.85
Total:	**1,777**	**255,081,832.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,000.00 - 50,000.00	39	1,948,296.79	0.76
50,000.01 - 100,000.00	673	49,821,691.92	19.55
100,000.01 - 150,000.00	483	58,803,810.15	23.08
150,000.01 - 200,000.00	255	43,807,471.66	17.19
200,000.01 - 250,000.00	115	25,209,325.58	9.89
250,000.01 - 300,000.00	69	19,167,654.24	7.52
300,000.01 - 350,000.00	49	16,078,726.34	6.31
350,000.01 - 400,000.00	37	13,924,740.55	5.46
400,000.01 - 450,000.00	26	11,153,189.19	4.38
450,000.01 - 500,000.00	31	14,913,051.26	5.85
Total:	**1,777**	**254,827,957.68**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	61	5,707,478.57	2.24
181 – 240	69	8,152,709.60	3.20
301 – 360	1,647	240,967,769.51	94.56
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	80	14,459,510.90	5.67
7.000 - 7.499	15	2,517,351.75	0.99
7.500 - 7.999	66	12,804,973.44	5.02
8.000 - 8.499	107	18,676,908.47	7.33
8.500 - 8.999	388	61,857,834.69	24.27
9.000 - 9.499	118	17,820,858.36	6.99
9.500 - 9.999	379	51,016,315.47	20.02
10.000 – 10.499	117	14,781,614.71	5.80
10.500 – 10.999	216	26,326,852.42	10.33
11.000 – 11.499	73	8,609,613.72	3.38
11.500 – 11.999	113	13,984,723.99	5.49
12.000 – 12.499	33	3,486,556.56	1.37
12.500 – 12.999	46	5,959,038.15	2.34
13.000 – 13.499	10	973,157.38	0.38
13.500 – 13.999	14	1,404,321.96	0.55
14.000 – 14.499	1	54,590.93	0.02
14.500 – 14.999	1	93,734.78	0.04
Total:	**1,777**	**254,827,957.68**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.749	231	38,812,643.08	15.23
5.750 - 5.999	1	101,907.42	0.04
6.000 - 6.249	7	903,822.72	0.35
6.250 - 6.499	3	331,756.69	0.13
6.500 - 6.749	1,223	179,526,717.73	70.45
6.750 - 6.999	18	1,985,194.08	0.78
7.000 - 7.249	294	33,165,915.96	13.02
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-10	2	395,784.04	0.16
2003-11	2	156,861.20	0.06
2003-12	5	687,845.19	0.27
2004-01	24	3,561,222.35	1.40
2004-02	23	3,384,707.72	1.33
2004-03	115	18,489,412.00	7.26
2004-04	468	73,063,060.98	28.67
2004-05	1,137	154,959,064.20	60.81
2004-06	1	130,000.00	0.05
Total:	**1,777**	**254,827,957.68**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	80	14,459,510.90	5.67
13.000 - 13.499	15	2,517,351.75	0.99
13.500 - 13.999	66	12,804,973.44	5.02
14.000 - 14.499	107	18,676,908.47	7.33
14.500 - 14.999	388	61,857,834.69	24.27
15.000 - 15.499	118	17,820,858.36	6.99
15.500 - 15.999	379	51,016,315.47	20.02
16.000 - 16.499	117	14,781,614.71	5.80
16.500 - 16.999	216	26,326,852.42	10.33
17.000 - 17.499	73	8,609,613.72	3.38
17.500 - 17.999	113	13,984,723.99	5.49
18.000 - 18.499	33	3,486,556.56	1.37
18.500 - 18.999	46	5,959,038.15	2.34
19.000 - 19.499	10	973,157.38	0.38
19.500 - 19.999	14	1,404,321.96	0.55
20.000 - 20.499	1	54,590.93	0.02
20.500 - 20.999	1	93,734.78	0.04
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	80	14,459,510.90	5.67
7.000 - 7.499	15	2,517,351.75	0.99
7.500 - 7.999	66	12,804,973.44	5.02
8.000 - 8.499	107	18,676,908.47	7.33
8.500 - 8.999	388	61,857,834.69	24.27
9.000 - 9.499	118	17,820,858.36	6.99
9.500 - 9.999	379	51,016,315.47	20.02
10.000 – 10.499	117	14,781,614.71	5.80
10.500 – 10.999	216	26,326,852.42	10.33
11.000 – 11.499	73	8,609,613.72	3.38
11.500 – 11.999	113	13,984,723.99	5.49
12.000 – 12.499	33	3,486,556.56	1.37
12.500 – 12.999	46	5,959,038.15	2.34
13.000 – 13.499	10	973,157.38	0.38
13.500 – 13.999	14	1,404,321.96	0.55
14.000 – 14.499	1	54,590.93	0.02
14.500 – 14.999	1	93,734.78	0.04
Total:	**1,777**	**254,827,957.68**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	1,777	254,827,957.68	100.00
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	8	552,660.70	0.22
30.01 - 35.00	10	995,858.04	0.39
35.01 - 40.00	9	1,086,542.56	0.43
40.01 - 45.00	8	1,231,119.95	0.48
45.01 - 50.00	29	3,078,106.75	1.21
50.01 - 55.00	34	5,033,130.19	1.98
55.01 - 60.00	63	8,036,713.13	3.15
60.01 - 65.00	106	13,014,948.01	5.11
65.01 - 70.00	143	19,425,059.42	7.62
70.01 - 75.00	291	36,547,158.46	14.34
75.01 - 80.00	337	50,551,260.08	19.84
80.01 - 85.00	412	61,746,395.43	24.23
85.01 - 90.00	327	53,529,004.96	21.01
Total:	**1,777**	**254,827,957.68**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	6	309,046.11	0.12
500 - 519	80	9,496,764.23	3.73
520 - 539	179	22,699,922.22	8.91
540 - 559	279	38,793,442.60	15.22
560 - 579	274	37,759,506.03	14.82
580 - 599	244	37,435,953.99	14.69
600 - 619	160	22,105,314.47	8.67
620 - 639	210	31,147,901.11	12.22
640 - 659	148	21,743,345.38	8.53
660 - 679	75	11,940,084.74	4.69
680 - 699	54	9,926,125.62	3.90
700 - 719	29	4,234,841.55	1.66
720 - 739	18	3,683,695.46	1.45
740 - 759	10	1,707,396.97	0.67
760 - 779	6	1,013,224.84	0.40
780 - 799	4	709,978.12	0.28
800 >=	1	121,414.24	0.05
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	185	41,976,134.80	16.47
New Jersey	111	20,209,939.26	7.93
Illinois	132	19,537,863.39	7.67
New York	89	17,926,064.42	7.03
Minnesota	109	14,814,294.98	5.81
Texas	122	14,050,408.31	5.51
Florida	116	13,981,303.67	5.49
Massachusetts	74	13,771,405.81	5.40
Michigan	115	12,129,672.07	4.76
Ohio	79	8,694,460.78	3.41
Pennsylvania	77	7,533,514.00	2.96
Colorado	44	7,407,577.87	2.91
Connecticut	51	6,276,103.34	2.46
Iowa	63	5,654,871.54	2.22
Washington	40	5,440,394.99	2.13
Maryland	29	4,855,133.75	1.91
Indiana	39	4,417,853.78	1.73
Arizona	27	4,034,091.60	1.58
Missouri	32	3,988,069.14	1.57
Rhode Island	22	3,052,764.80	1.20
Georgia	26	2,890,475.52	1.13
Alabama	28	2,454,420.85	0.96
Hawaii	9	2,123,663.73	0.83
Kansas	21	1,968,054.44	0.77
Louisiana	23	1,808,227.58	0.71
Maine	14	1,786,795.82	0.70
Nebraska	16	1,644,327.66	0.65
Nevada	8	1,595,595.67	0.63
South Carolina	9	1,480,158.73	0.58
New Mexico	9	1,108,041.72	0.43
Kentucky	9	997,894.96	0.39
Utah	8	811,416.49	0.32
New Hampshire	4	550,849.22	0.22
Alaska	3	539,925.03	0.21
Oregon	4	535,552.35	0.21
Tennessee	6	518,092.46	0.20
Mississippi	7	512,894.11	0.20
Oklahoma	4	446,084.05	0.18
Arkansas	4	359,416.70	0.14
Delaware	3	317,812.89	0.12
Vermont	3	292,491.85	0.11
Idaho	2	265,575.31	0.10
Montana	1	68,268.24	0.03
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	1,693	245,382,411.25	96.29
Non-Owner Occupied	73	7,818,000.89	3.07
Second Home	11	1,627,545.54	0.64
Total:	**1,777**	**254,827,957.68**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,183	160,259,051.45	62.89
Stated Documentation	385	54,973,036.70	21.57
Fast Trac	209	39,595,869.53	15.54
Total:	**1,777**	**254,827,957.68**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	1,136	154,077,307.92	60.46
Refinance - Debt Consolidation No Cash Out (2)	626	98,696,095.89	38.73
Purchase	15	2,054,553.87	0.81
Total:	**1,777**	**254,827,957.68**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% or less of the original principal balance of the related loan.

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	431	69,442,704.02	27.25
AA	586	89,227,902.94	35.01
A	237	31,688,304.98	12.44
B	347	43,734,715.80	17.16
C	165	19,724,893.76	7.74
D	11	1,009,436.18	0.40
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	1,501	210,250,809.16	82.51
PUD	114	22,223,571.62	8.72
2-4 Family	72	11,056,529.91	4.34
Condo	52	6,934,627.59	2.72
Single Family Attached	15	1,962,776.65	0.77
Manu. Housing / Mobile	14	1,278,286.12	0.50
Attached PUD	9	1,121,356.63	0.44
Total:	**1,777**	**254,827,957.68**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	440	75,405,022.49	29.59
36	1,337	179,422,935.19	70.41
Total:	**1,777**	**254,827,957.68**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,777	254,827,957.68	100.00
Total:	**1,777**	**254,827,957.68**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,641	200,994,215.59	78.87
Non-conforming	136	53,833,742.09	21.13
Total:	**1,777**	**254,827,957.68**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the June 1, 2002 Cut-off Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,018	
Aggregate Current Principal Balance:	$136,679,815.84	$49,563.61 - $499,628.92
Average Current Principal Balance:	$134,263.08	
Aggregate Original Principal Balance:	$136,866,432.00	$50,000.00 - $500,000.00
Average Original Principal Balance:	$134,446.40	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.434%	6.99% - 14.00%
Wtd. Avg. Original Term (months):	330	180 – 360 months
Wtd. Avg. Remaining Term (months):	328	172 – 359 months
Wtd. Avg. Original LTV:	79.49%	17.22% - 90.34%
Wtd. Avg. Borrower FICO:	674	501 – 810
Geographic Distribution (Top 5):	CA 24.72%	
	NY 15.52%	
	FL 6.45%	
	TX 6.26%	
	MN 5.76%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	38	1,900,000.00	1.39
50,000.01 – 100,000.00	407	29,242,246.00	21.37
100,000.01 – 150,000.00	258	31,861,696.00	23.28
150,000.01 – 200,000.00	142	24,894,263.00	18.19
200,000.01 – 250,000.00	76	16,905,768.00	12.35
250,000.01 – 300,000.00	43	11,848,910.00	8.66
300,000.01 - 350,000.00	23	7,271,250.00	5.31
350,000.01 - 400,000.00	15	5,724,900.00	4.18
400,000.01 - 450,000.00	7	2,897,900.00	2.12
450,000.01 - 500,000.00	9	4,319,499.00	3.16
Total:	**1,018**	**136,866,432.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,000.00 - 50,000.00	42	2,096,264.66	1.53
50,000.01 - 100,000.00	405	29,196,639.24	21.36
100,000.01 - 150,000.00	256	31,620,020.92	23.13
150,000.01 - 200,000.00	145	25,467,874.66	18.63
200,000.01 - 250,000.00	73	16,282,331.88	11.91
250,000.01 - 300,000.00	43	11,832,672.11	8.66
300,000.01 - 350,000.00	23	7,258,918.58	5.31
350,000.01 - 400,000.00	15	5,716,710.87	4.18
400,000.01 - 450,000.00	7	2,894,432.81	2.12
450,000.01 - 500,000.00	9	4,313,950.11	3.16
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	136	12,105,940.78	8.86
181 – 240	130	16,362,266.48	11.97
301 – 360	752	108,211,608.58	79.17
Total:	**1,018**	**136,679,815.84**	**100.00**

Mortgage Rates %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.500 - 6.999	2	274,546.96	0.20
7.000 - 7.499	2	272,555.11	0.20
7.500 - 7.999	403	65,024,555.29	47.57
8.000 - 8.499	178	23,283,961.26	17.04
8.500 - 8.999	147	18,463,575.53	13.51
9.000 - 9.499	50	6,493,896.52	4.75
9.500 - 9.999	83	10,093,424.46	7.38
10.000 - 10.499	53	4,828,578.53	3.53
10.500 - 10.999	53	3,929,595.82	2.88
11.000 - 11.499	17	1,600,903.14	1.17
11.500 - 11.999	17	1,627,362.23	1.19
12.000 - 12.499	6	372,764.08	0.27
12.500 - 12.999	3	182,044.05	0.13
13.000 - 13.499	3	181,662.04	0.13
13.500 - 13.999	1	50,390.82	0.04
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	12	925,146.69	0.68
30.01 - 35.00	6	334,972.53	0.25
35.01 - 40.00	9	707,831.20	0.52
40.01 - 45.00	15	1,919,938.07	1.40
45.01 - 50.00	23	2,314,186.32	1.69
50.01 - 55.00	23	2,672,768.71	1.96
55.01 - 60.00	31	3,749,611.78	2.74
60.01 - 65.00	35	3,646,110.03	2.67
65.01 - 70.00	68	8,754,836.70	6.41
70.01 - 75.00	92	11,956,215.19	8.75
75.01 - 80.00	191	25,583,689.19	18.72
80.01 - 85.00	133	18,592,105.38	13.60
85.01 - 90.00	379	55,443,023.09	40.56
90.01 - 95.00	1	79,380.96	0.06
Total:	**1,018**	**136,679,815.84**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 – 519	8	674,450.43	0.49
520 – 539	15	1,101,668.81	0.81
540 – 559	34	3,788,789.85	2.77
560 – 579	48	4,915,416.68	3.60
580 – 599	26	2,336,382.44	1.71
600 – 619	23	1,771,629.00	1.30
620 – 639	48	5,488,384.38	4.02
640 – 659	176	22,938,027.44	16.78
660 – 679	194	26,621,985.20	19.48
680 - 699	207	29,641,906.65	21.69
700 - 719	101	16,364,467.07	11.97
720 - 739	69	10,174,552.91	7.44
740 - 759	36	5,905,372.60	4.32
760 - 779	23	3,538,875.46	2.59
780 - 799	7	1,092,871.75	0.80
800 >=	3	325,035.17	0.24
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	174	33,785,502.76	24.72
New York	113	21,214,287.36	15.52
Florida	82	8,818,158.78	6.45
Texas	103	8,551,707.07	6.26
Minnesota	59	7,869,036.84	5.76
Massachusetts	31	5,887,390.22	4.31
Pennsylvania	52	5,073,740.12	3.71
Michigan	36	4,072,675.28	2.98
Alabama	38	3,616,182.19	2.65
Connecticut	27	3,506,409.32	2.57
Maryland	20	2,842,033.74	2.08
Illinois	22	2,652,167.41	1.94
Rhode Island	21	2,597,115.96	1.90
Hawaii	12	2,430,649.05	1.78
Ohio	26	2,321,605.86	1.70
New Jersey	15	2,320,647.40	1.70
Washington	14	2,215,804.80	1.62
Colorado	13	1,969,727.38	1.44
Georgia	21	1,860,821.35	1.36
Iowa	21	1,855,580.20	1.36
Indiana	16	1,330,613.19	0.97
Missouri	16	1,309,420.93	0.96
Arizona	14	1,263,748.91	0.92
New Hampshire	7	1,125,985.67	0.82
Maine	10	947,539.74	0.69
Louisiana	9	776,792.31	0.57
Delaware	5	537,836.54	0.39
Kentucky	7	523,337.36	0.38
Mississippi	6	468,266.97	0.34
Wisconsin	1	419,770.58	0.31
Oregon	3	379,812.71	0.28
Kansas	2	358,473.48	0.26
Nebraska	4	358,004.94	0.26
Oklahoma	4	325,959.26	0.24
Tennessee	2	234,281.39	0.17
Wyoming	3	220,257.60	0.16
New Mexico	3	212,767.90	0.16
Arkansas	3	154,002.13	0.11
Nevada	1	134,778.08	0.10
Utah	1	70,965.07	0.05
Vermont	1	65,957.99	0.05
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	926	127,415,311.62	93.22
Non-Owner Occupied	85	8,410,059.54	6.15
Second Home	7	854,444.68	0.63
Total:	**1,018**	**136,679,815.84**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	722	93,145,089.16	68.15
Stated Documentation	176	23,652,305.30	17.30
Fast Trac	120	19,882,421.38	14.55
Total:	**1,018**	**136,679,815.84**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cashout (1)	662	82,207,344.65	60.15
Refinance - Debt Consolidation No Cash Out (2)	350	53,912,899.60	39.44
Purchase	6	559,571.59	0.41
Total:	**1,018**	**136,679,815.84**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan.
2. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% or less of the original principal balance of the related loan.

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	845	120,141,779.28	87.9
AA	113	10,830,663.99	7.92
A	26	2,903,405.19	2.12
B	34	2,803,967.38	2.05
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from

DESCRIPTION OF THE FIXED RATE COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	842	112,607,405.03	82.39
2-4 Family	64	10,176,222.40	7.45
PUD	47	6,310,203.06	4.62
Condo	38	5,267,884.78	3.85
Manu. Housing / Mobile	16	1,255,600.59	0.92
Attached PUD	5	595,116.71	0.44
Single Family Attached	6	467,383.27	0.34
Total:	**1,018**	**136,679,815.84**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	246	28,237,472.03	20.66
12	129	22,777,316.92	16.66
36	336	42,302,570.85	30.95
42	30	4,085,956.03	2.99
60	277	39,276,500.01	28.74
Total:	**1,018**	**136,679,815.84**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,018	136,679,815.84	100.00
Total:	**1,018**	**136,679,815.84**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	974	119,733,382.09	87.60
Non-conforming	44	16,946,433.75	12.40
Total:	**1,018**	**136,679,815.84**	**100.00**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s)

Sensitivity Analysis

To 10% Optional Termination Date

Class AF-1

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	9.99	1.21	1.00	0.87	0.78
Modified Duration (yr)	7.98	1.16	0.97	0.85	0.76
Principal Window	7/02-2/19	7/02-7/04	7/02-2/04	7/02-10/03	7/02-8/03

Class AF-2

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.37	2.53	2.00	1.67	1.45
Modified Duration (yr)	12.49	2.36	1.88	1.59	1.39
Principal Window	2/19-3/22	7/04-5/05	2/04-10/04	10/03-5/04	8/03-1/04

Class AF-3

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	21.41	3.92	3.00	2.35	2.00
Modified Duration (yr)	12.98	3.49	2.73	2.17	1.87
Principal Window	3/22-7/25	5/05-8/07	10/04-7/06	5/04-3/05	1/04-10/04

Class AF-4

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	24.08	6.84	5.01	3.69	2.60
Modified Duration (yr)	12.92	5.52	4.26	3.25	2.37
Principal Window	7/25-5/27	8/07-11/11	7/06-8/08	3/05-5/07	10/04-4/05

Class AF-5

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.03	11.13	7.59	5.69	3.41
Modified Duration (yr)	12.34	7.75	5.86	4.65	2.97
Principal Window	5/27-7/29	11/11-10/13	8/08-3/10	5/07-3/08	4/05-12/06

Class AF-6 To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*13.67*	*7.24*	*6.67*	*5.62*	*4.55*
Modified Duration (yr)	*8.86*	*5.65*	*5.34*	*4.66*	*3.89*
Principal Window	*7/05-5/29*	*7/05-10/13*	*11/05-3/10*	*6/06-3/08*	*12/06-12/06*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

Sensitivity Analysis

To 10% Optional Termination Date

Class AV To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	19.63	3.86	2.39	1.58	1.09
Modified Duration (yr)	15.70	3.61	2.29	1.54	1.08
Principal Window	7/02-2/30	7/02-10/13	7/02-3/10	7/02-3/08	7/02-4/05

Class M-1 To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.53	7.55	5.23	4.42	4.44
Modified Duration (yr)	18.74	6.81	4.87	4.19	4.21
Principal Window	3/24-2/30	2/06-10/13	9/05-3/10	1/06-3/08	6/06-12/06

Class M-2 To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.53	7.55	5.20	4.23	3.93
Modified Duration (yr)	17.66	6.66	4.77	3.95	3.70
Principal Window	3/24-2/30	2/06-10/13	7/05-3/10	9/05-3/08	11/05-12/06

Class M-3 To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.53	7.54	5.17	4.12	3.66
Modified Duration (yr)	16.48	6.47	4.65	3.80	3.41
Principal Window	3/24-2/30	2/06-10/13	7/05-3/10	7/05-3/08	8/05-12/06

Class M-4 To Call

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	25.12	6.65	4.54	3.62	3.27
Modified Duration (yr)	15.62	5.75	4.11	3.35	3.05
Principal Window	3/24-10/29	2/06-10/12	7/05-6/09	7/05-8/07	7/05-7/06

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis

To Maturity

Class AF-1 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	9.99	1.21	1.00	0.87	0.78
Modified Duration (yr)	7.98	1.16	0.97	0.85	0.76
Principal Window	7/02-2/19	7/02-7/04	7/02-2/04	7/02-10/03	7/02-8/03

Class AF-2 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	18.37	2.53	2.00	1.67	1.45
Modified Duration (yr)	12.49	2.36	1.88	1.59	1.39
Principal Window	2/19-3/22	7/04-5/05	2/04-10/04	10/03-5/04	8/03-1/04

Class AF-3 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	21.41	3.92	3.00	2.35	2.00
Modified Duration (yr)	12.98	3.49	2.73	2.17	1.87
Principal Window	3/22-7/25	5/05-8/07	10/04-7/06	5/04-3/05	1/04-10/04

Class AF-4 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	24.08	6.84	5.01	3.69	2.60
Modified Duration (yr)	12.92	5.52	4.26	3.25	2.37
Principal Window	7/25-5/27	8/07-11/11	7/06-8/08	3/05-5/07	10/04-4/05

Class AF-5 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	26.03	14.76	11.43	8.40	4.17
Modified Duration (yr)	12.34	9.13	7.74	6.21	3.47
Principal Window	5/27-7/29	11/11-8/25	8/08-10/19	5/07-11/15	4/05-4/13

Class AF-6 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	13.67	7.32	7.24	7.01	7.14
Modified Duration (yr)	8.86	5.69	5.66	5.55	5.64
Principal Window	7/05-5/29	7/05-6/25	11/05-7/19	6/06-9/15	9/07-2/13

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Sensitivity Analysis

To Maturity

Class AV To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*19.73*	*4.09*	*2.45*	*1.59*	*1.09*
Modified Duration (yr)	*15.75*	*3.79*	*2.34*	*1.55*	*1.08*
Principal Window	*7/02-9/31*	*7/02-5/23*	*7/02-10/13*	*7/02-3/09*	*7/02-4/05*

Class M-1 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*25.69*	*8.28*	*5.75*	*4.84*	*4.92*
Modified Duration (yr)	*18.82*	*7.32*	*5.29*	*4.53*	*4.63*
Principal Window	*3/24-7/31*	*2/06-11/21*	*9/05-4/16*	*1/06-1/13*	*6/06-11/10*

Class M-2 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*25.68*	*8.17*	*5.64*	*4.57*	*4.21*
Modified Duration (yr)	*17.73*	*7.07*	*5.11*	*4.24*	*3.94*
Principal Window	*3/24-5/31*	*2/06-4/20*	*7/05-1/15*	*9/05-12/11*	*11/05-1/10*

Class M-3 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*25.60*	*7.81*	*5.36*	*4.27*	*3.78*
Modified Duration (yr)	*16.51*	*6.65*	*4.79*	*3.92*	*3.51*
Principal Window	*3/24-1/31*	*2/06-5/17*	*7/05-10/12*	*7/05-3/10*	*8/05-7/08*

Class M-4 To Maturity

Fixed ARM	0% PPV 0% CPR	75% PPV 18% CPR	100% PPV 28% CPR	125% PPV 38% CPR	150% PPV 48% CPR
Average Life (yr)	*25.12*	*6.65*	*4.54*	*3.62*	*3.27*
Modified Duration (yr)	*15.62*	*5.75*	*4.11*	*3.35*	*3.05*
Principal Window	*3/24-10/29*	*2/06-10/12*	*7/05-6/09*	*7/05-8/07*	*7/05-7/06*

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Class S Sensitivity Analysis

To Optional Termination Date

Class S

Price: 10.555529%

All Mortgage Loans	0% CPR	28% CPR	40% CPR	50% CPR	60% CPR	61% CPR	62% CPR	63% CPR	64% CPR	65% CPR
CBE Yield (%)	5.00	5.00	5.00	5.00	5.00	5.00	3.31	1.53	1.53	(0.36)
Modified Duration (yr)	1.05	1.05	1.05	1.05	1.05	1.05	1.04	1.03	1.03	1.02
Window	7/02-12/04	7/02-12/04	7/02-12/04	7/02-12/04	7/02-12/04	7/02-12/04	7/02-11/04	7/02-10/04	7/02-10/04	7/02-9/04

Class S Notional Schedule

Month	Payment Date	Notional Amount $	Coupon
1	7/25/2002	50,000,000	6.50%
2	8/25/2002	50,000,000	6.50%
3	9/25/2002	50,000,000	6.50%
4	10/25/2002	50,000,000	6.50%
5	11/25/2002	50,000,000	6.50%
6	12/25/2002	50,000,000	6.50%
7	1/25/2003	50,000,000	6.50%
8	2/25/2003	50,000,000	6.50%
9	3/25/2003	50,000,000	6.50%
10	4/25/2003	50,000,000	6.50%
11	5/25/2003	50,000,000	4.50%
12	6/25/2003	50,000,000	4.50%
13	7/25/2003	50,000,000	4.50%
14	8/25/2003	50,000,000	4.50%
15	9/25/2003	50,000,000	4.50%
16	10/25/2003	50,000,000	4.50%
17	11/25/2003	50,000,000	4.50%
18	12/25/2003	50,000,000	4.50%
19	1/25/2004	50,000,000	4.50%
20	2/25/2004	50,000,000	4.50%
21	3/25/2004	50,000,000	2.50%
22	4/25/2004	50,000,000	2.50%
23	5/25/2004	50,000,000	2.50%
24	6/25/2004	50,000,000	2.50%
25	7/25/2004	50,000,000	2.50%
26	8/25/2004	50,000,000	2.50%
27	9/25/2004	50,000,000	2.50%
28	10/25/2004	50,000,000	2.50%
29	11/25/2004	50,000,000	2.50%
30	12/25/2004	50,000,000	2.50%
31 & thereafter	1/25/2005	0	0.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Net WAC Pass-Through Rate for Class AV & Mezzanine Certificates

Assumptions to Optional Termination

1) Assume that 6 M LIBOR stays at 2.06% and is run at the Prepayment Assumption to call.		2) Assume that 6 M LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the Prepayment Assumption to call.	
7/25/2002	-	7/25/2002	-
8/25/2002	7.70	8/25/2002	7.70
9/25/2002	7.68	9/25/2002	7.68
10/25/2002	7.92	10/25/2002	7.92
11/25/2002	7.64	11/25/2002	7.64
12/25/2002	7.88	12/25/2002	7.88
1/25/2003	7.60	1/25/2003	7.60
2/25/2003	7.58	2/25/2003	7.58
3/25/2003	8.37	3/25/2003	8.37
4/25/2003	7.54	4/25/2003	7.54
5/25/2003	8.02	5/25/2003	8.02
6/25/2003	7.75	6/25/2003	7.75
7/25/2003	7.99	7/25/2003	7.99
8/25/2003	7.71	8/25/2003	7.71
9/25/2003	7.70	9/25/2003	7.70
10/25/2003	7.94	10/25/2003	7.94
11/25/2003	7.66	11/25/2003	7.66
12/25/2003	7.90	12/25/2003	7.90
1/25/2004	7.63	1/25/2004	7.63
2/25/2004	7.61	2/25/2004	7.61
3/25/2004	8.44	3/25/2004	8.44
4/25/2004	7.89	4/25/2004	7.89
5/25/2004	8.14	5/25/2004	9.07
6/25/2004	7.86	6/25/2004	8.76
7/25/2004	8.11	7/25/2004	9.04
8/25/2004	7.84	8/25/2004	8.98
9/25/2004	7.83	9/25/2004	8.97
10/25/2004	8.07	10/25/2004	9.25
11/25/2004	7.80	11/25/2004	9.38
12/25/2004	8.05	12/25/2004	9.67
1/25/2005	8.27	1/25/2005	9.84
2/25/2005	8.27	2/25/2005	9.96
3/25/2005	9.15	3/25/2005	11.02
4/25/2005	8.27	4/25/2005	9.95

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

Net WAC Pass-Through Rate for Class AV & Mezzanine Certificates

Assumptions to Optional Termination

1) Assume that 6 M LIBOR stays at 2.06% and is run at the Prepayment Assumption to call.		2) Assume that 6 M LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the Prepayment Assumption to call.	
5/25/2005	8.54	5/25/2005	10.73
6/25/2005	8.26	6/25/2005	10.37
7/25/2005	8.54	7/25/2005	10.71
8/25/2005	8.26	8/25/2005	10.48
9/25/2005	8.26	9/25/2005	10.48
10/25/2005	8.53	10/25/2005	10.82
11/25/2005	8.26	11/25/2005	10.89
12/25/2005	8.53	12/25/2005	11.25
1/25/2006	8.25	1/25/2006	10.87
2/25/2006	8.25	2/25/2006	10.99
3/25/2006	9.13	3/25/2006	12.16
4/25/2006	8.25	4/25/2006	10.97
5/25/2006	8.52	5/25/2006	11.76
6/25/2006	8.24	6/25/2006	11.38
7/25/2006	8.52	7/25/2006	11.74
8/25/2006	8.24	8/25/2006	11.48
9/25/2006	8.24	9/25/2006	11.47
10/25/2006	8.51	10/25/2006	11.84
11/25/2006	8.24	11/25/2006	11.45
12/25/2006	8.51	12/25/2006	11.82
1/25/2007	8.23	1/25/2007	11.43
2/25/2007	8.23	2/25/2007	11.42
3/25/2007	9.11	3/25/2007	12.63
4/25/2007	8.23	4/25/2007	11.40
5/25/2007	8.50	5/25/2007	11.77
6/25/2007	8.22	6/25/2007	11.38
7/25/2007	8.50	7/25/2007	11.75
8/25/2007	8.22	8/25/2007	11.36
9/25/2007	8.22	9/25/2007	11.35
10/25/2007	8.49	10/25/2007	11.72
11/25/2007	8.22	11/25/2007	11.33
12/25/2007	8.49	12/25/2007	11.70
1/25/2008	8.21	1/25/2008	11.31

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Net WAC Pass-Through Rate for Class AV & Mezzanine Certificates

Assumptions to Optional Termination

1) Assume that 6 M LIBOR stays at 2.06% and is run at the Prepayment Assumption to call.		2) Assume that 6 M LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the Prepayment Assumption to call.	
2/25/2008	8.21	2/25/2008	11.30
3/25/2008	8.78	3/25/2008	12.07
4/25/2008	8.21	4/25/2008	11.28
5/25/2008	8.48	5/25/2008	11.65
6/25/2008	8.21	6/25/2008	11.26
7/25/2008	8.48	7/25/2008	11.63
8/25/2008	8.20	8/25/2008	11.24
9/25/2008	8.20	9/25/2008	11.23
10/25/2008	8.47	10/25/2008	11.60
11/25/2008	8.20	11/25/2008	11.21
12/25/2008	8.47	12/25/2008	11.58
1/25/2009	8.19	1/25/2009	11.19
2/25/2009	8.19	2/25/2009	11.19
3/25/2009	9.07	3/25/2009	12.37
4/25/2009	8.19	4/25/2009	11.17
5/25/2009	8.46	5/25/2009	11.53
6/25/2009	8.19	6/25/2009	11.15
7/25/2009	8.46	7/25/2009	11.51
8/25/2009	8.18	8/25/2009	11.13
9/25/2009	8.18	9/25/2009	11.12
10/25/2009	8.45	10/25/2009	11.48
11/25/2009	8.18	11/25/2009	11.10
12/25/2009	8.45	12/25/2009	11.46
1/25/2010	8.18	1/25/2010	11.08
2/25/2010	8.17	2/25/2010	11.07
3/25/2010	9.05	3/25/2010	12.25

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities Inc.

Nita Cherry	212-469-7773
Paul Vambutas	212-469-3163
Bill Yeung	212-469-6893
Ryan Stark	212-469-8473
Elizabeth Shen	212-469-7869

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein